Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 July 16, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1335
        European Capital Strength & Hedged Currency Portfolio, Series 2
                       File Nos. 333-204407 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1335, filed on May 22, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the European Capital Strength & Hedged Currency Portfolio, Series 2 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. Please provide the market capitalization policies for both the equities under the "European Equities" section and the equities held by the ETFs under the "Hedging ETFs" section.

     Response: The disclosures have been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren